UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VECTIVBIO HOLDING AG

(Name of Subject Company (Issuer))

Ironwood Pharmaceuticals, Inc.
(Name of Filing Person—Offeror)

Ordinary Shares, CHF 0.05 nominal value per share
(Title of Class of Securities)

H9060V 101
(CUSIP Number of Class of Securities)

100 Summer Street, Suite 2300

Boston, Massachusetts 02110

(617) 621-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Charles K. Ruck, Esq.

Daniel E. Rees, Esq.
Andrew Clark, Esq.

Ian Nussbaum, Esq.

Latham & Watkins LLP
1271 Avenue of the Americas

New York, NY 10020
(212) 906-1200

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        Third-party offer subject to Rule 14d-1.

☐        Issuer tender offer subject to Rule 13e-4.

☐        Going-private transaction subject to Rule 13e-3.

☐        Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐        Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), for all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (“VectivBio”), for $17.00 per Share, net to the shareholders of VectivBio in cash, without interest and subject to any applicable withholding taxes, pursuant to the Transaction Agreement, dated as of May 21, 2023 by and between Ironwood and VectivBio (“Transaction Agreement”).

Important Information About the Tender Offer

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any of VectivBio’s shares. The tender offer described in this document has not yet commenced. At the time the tender offer is commenced, Ironwood will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and VectivBio will file a solicitation/recommendation statement on Schedule 14D-9 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement, when they become available, will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to VectivBio’s shareholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statement of Ironwood

Certain statements in this document may constitute “forward-looking statements,” including those regarding the expected nature, timing and benefits of the transaction. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause Ironwood’s or VectivBio’s actual results to differ materially from the expectations expressed in the forward-looking statements. Although Ironwood and VectivBio believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Ironwood, VectivBio or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ironwood may not receive sufficient number of shares tendered from VectivBio stockholders to complete the tender offer prior to the outside date set forth in the Transaction Agreement and the receipt of required regulatory approvals; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Ironwood and VectivBio to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Ironwood or VectivBio; (5) the ability of Ironwood and/or VectivBio to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the prospects, including clinical development, regulatory approvals, and commercial potential of apraglutide; (10) Ironwood’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating VectivBio with its existing businesses; and (11) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022, Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and Ironwood’s other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov). Ironwood and VectivBio can give no assurance that the conditions to the transaction will be satisfied. Neither Ironwood nor VectivBio undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit No.
99.1	Joint Press Release issued by Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG on May 22, 2023
99.2	Presentation slides made available by Ironwood Pharmaceuticals, Inc. in connection with conference call on May 22, 2023
99.3	Transcript of Conference call on May 22, 2023
99.4	Email to breaking news, pharma and trade media dated May 22, 2023
99.5	Email to local media dated May 22, 2023
99.6	Email to partners and vendors of Ironwood Pharmaceuticals, Inc. dated May 22, 2023
99.7	Social media posts (Twitter and LinkedIn) of Ironwood Pharmaceuticals, Inc., dated May 22, 2023